

Mail Stop 3561

August 16, 2007

Mr. Nirmal K. Tripathy
Executive Vice President and
Chief Financial Officer
The TJX Companies, Inc.
770 Cochituate Road
Framingham, Massachusetts 01701

      Re: The TJX Companies, Inc.
              Form 10-K for the Fiscal Year Ended January 27, 2007
              Filed March 28, 2007
              File No. 1-4908

Dear Mr. Tripathy:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 27, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1. Your presentation on pages 26 and 29 of income from continuing operations, as adjusted and the related earnings per share amounts represent non-GAAP measures subject to the prohibition, disclosure and reconciliation requirements in Item 10(e) of

Regulation S-K. Please tell us why you believe your presentation of these per share non-GAAP measures is allowable. Refer to Item 10(e) of Regulation S-K and questions 8 and 11 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available at www.sec.gov.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-5

2. Please disclose the balance of your allowance for doubtful accounts related to accounts receivable either on the face of the balance sheet or in your notes to financial statements. Refer to Rule 5.02.4 of Regulation S-X. Additionally, to the extent material, please disclose the activity in your allowance for doubtful accounts in Schedule II. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-8

Revenue Recognition, page F-8

3. You disclose that you defer revenue recognition from gift cards until the customer uses the gift card to acquire merchandise. Please tell us and disclose in future filings your gift card accounting policies, including whether your gift cards have expiration dates and if the same polices apply to merchandise credits. Regarding your gift card breakage policy, please provide us with a description of your breakage recognition methodology, a summary of your historical gift card breakage pattern and your estimated gift card breakage rate. Please also tell us and disclose in future filings, the amount of breakage recognized for each year presented. In addition, tell us whether you recognize breakage upon the sale of gift cards or over the term of your performance obligation and your basis in GAAP for doing so.

C. Discontinued Operations – A.J. Write store closings, page F-12

4. We note your presentation of the 34 closed A.J. Wright stores as discontinued operations. Please explain to us how you determined cash flows of these stores were eliminated from your ongoing operations. In doing so, please tell us how you concluded customers from the closed A.J. Wright stores did not migrate to other A.J. Wright stores or to any other store chains you operate. Refer to paragraph 42 of SFAS 144 and to EITF 03-13.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief